Filed by Rockville Financial, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: United Financial Bancorp, Inc.

Commission File No.: 333-192930

DATE:	December 19, 2013

TO:	All Rockville Bank Employees

FROM:	Bill Crawford President & CEO

RE:	Proposed Branch Consolidation – Ellington, Enfield, Manchester & Suffield

In our continued commitment to keep you informed of the progress and next steps in our exciting strategic merger of equals with United Bank, I wanted to immediately notify you of the list of United and Rockville branches we propose to consolidate.

After a comprehensive evaluation of the overlap that currently exists between Rockville Bank’s and United Bank’s branches, the proximity of our branches and where inefficiencies exist, we carefully and strategically identified four branches for consolidation. We included the proposed list in various regulatory filings today.

Under the new United Bank and subject to further regulatory applications and approval, the new United Bank will consolidate the following four branches in Ellington, Enfield, Manchester and Suffield:

1.	The Rockville Bank branch located at 12 Main Street in Ellington will be consolidated into the United Bank branch at 287 Somers Road in Ellington. These two branches are less than one mile apart. The Bank will file an application to apply to open a loan production office in the Rockville Bank branch and maintain an ATM at that location.

2.	United Bank’s branch located at 268 Hazard Avenue in Enfield will be consolidated into Rockville Bank’s branch at 231 Hazard Avenue. These two branches are less than a half mile apart. Rockville is currently planning a renovation at their Hazard Avenue branch to enhance the customers’ banking experience. Rockville Bank has another branch located in the Enfield Big Y Supermarket on Palomba Drive and United Bank has a branch located at 855 Enfield Street.

3.	United Bank’s branch located at 23 Main Street in Manchester will be consolidated into the Rockville Bank branch at 768 North Main Street. These two branches are a little more than a mile apart. Rockville has two other branches in Manchester located at 341 Broad Street and the Big Y Supermarket Branch.

4.	United Bank’s branch located at 112 Mountain Road in Suffield will be consolidated into the Rockville Bank branch at 275 Mountain Road. These two branches are less than a half mile apart.

Throughout the merger process, we’ve been dedicated to making sure employees are treated fairly, with respect and that they understand their options. That is why the hard working branch staff at these four locations will be offered comparable positions in the same or nearby communities within the new United Bank. We notified the impacted branch teams yesterday afternoon.

We expect the Rockville and United customers who bank at these locations will have questions about where they should do their banking since their branch is slated for consolidation. The answer is, these customers should continue to do their banking as they normally would at Rockville and United. We will give employees and customers ample notification through direct communications and general public announcements as to when they can expect the changes to take effect.

Again, this is still a proposed list and the official application to consolidate these four branches will not be filed until we receive regulatory and shareholder approval for the merger. This means we do not anticipate consolidating these four branches until late 2014, subject to regulatory approval.

To help answer any questions and guide your discussions with customers, fellow employees and the community at-large, we included with this memo Branch Consolidation Talking Points and a Customer Q&A that provides greater detail on our decision, timing and next steps.

As always, thank you for your support and we will continue to share information with you when it is available.

Additional Information for Stockholders

In connection with the proposed merger, Rockville has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (File No. 333-192930) that includes a preliminary joint proxy statement of Rockville and United and a preliminary prospectus of Rockville, as well as other relevant documents concerning the proposed transaction. Rockville and United will mail the definitive joint proxy statement/prospectus to their stockholders. STOCKHOLDERS OF ROCKVILLE AND UNITED ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other filings containing information about Rockville and United at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other filings may also be obtained free of charge at Rockville’s website at www.rockvillefinancialinc.com under the section “SEC Filings” or at United’s website at www.bankatunited.com under the tab “About Us” and then “Investor Relations,” and then under the heading “SEC Filings.”

Rockville, United and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Rockville’s and United’s stockholders in connection with the proposed merger. Information about the directors and executive officers of Rockville and their ownership of Rockville common stock is set forth in the proxy statement for Rockville’s 2013 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 4, 2013. Information about the directors and executive officers of United and their ownership of United common stock is set forth in the proxy statement for United’s 2013 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 13, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is contained in the joint proxy statement/prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

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